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www.dechert.com

KEVIN F. CAHILL

kevin.cahill@dechert.com
+1 949 442 6051 Direct
+1 949 681 8646 Fax

March 17, 2020

Ms. Lisa N. Larkin

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:          Source Capital, Inc.
File Nos. 333-232727; 811-1731

Dear Ms. Larkin:

This letter responds to the comments on the preliminary proxy statement filed by Source Capital, Inc. (the “Fund”) on EDGAR on March 2, 2020 (the “Proxy Statement”) that you provided on behalf of the staff of the Securities and Exchange Commission to myself and Phillip Garber by telephone on March 12, 2020.  The comments and the Fund’s responses are provided below.

Comment 1.                            The heading for Proposal 2 appears to contain a typographical error.  Please correct this error.

Response 1.                               The typographical error has been corrected in the definitive proxy statement.

Comment 2.                         The Proxy Statement disclosure regarding Proposal 2.E does not disclose the Fund’s current policy with respect to underwriting securities.  Consistent with the approach taken by the Fund for the other proposals relating to the Fund’s fundamental investment policies, please include the Fund’s current policy with respect to underwriting securities in the disclosure provided for Proposal 2.E.

Response 2.                               The Fund notes that its current fundamental investment restrictions do not expressly prohibit the Fund from engaging in the business of underwriting securities.  Nonetheless, as disclosed in more detail in the Proxy Statement, the Fund has historically interpreted its current fundamental investment restrictions as meaning that the Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933 in connection with the purchase or sale of its portfolio securities, and except as permitted by or to the extent not prohibited by applicable securities laws, rules, regulations or exemptions, as interpreted, modified or applied by regulatory authority having jurisdiction from time to time.  In response to the staff’s comment, the Fund has made edits to the disclosure in the definitive proxy statement consistent with the above explanation.

Comment 3.                         The last sentence in the first paragraph under section relating to Proposal 2.G appears to be incomplete.  Please revise the sentence so that it is complete.

Response 3.                               The Fund has made clarifying edits to this Proposal.

Comment 4.                            Item 9(e)(5)(i) of Schedule 14A requires a registrant to disclose its audit committee’s pre-approval policies and procedures in the proxy statement.  Please add disclosure to the Proxy Statement to be responsive to this item.

Response 4.                               The Fund has added disclosure regarding the Audit Committee’s pre-approval policies and procedures to the definitive proxy statement.

Comment 5.                         The last paragraph in Exhibit A includes language that does not appear to be a fundamental investment restriction.  Please remove this language as it does not appear to be relevant and potentially could confuse shareholders.

Response 5.                               The Fund has removed this disclosure from the definitive proxy statement.

Comment 6.                         The sub-proposals listed in the proxy card under Proposal 2 do not appear in the same order as they are presented in the Proxy Statement and the wording of the sub-proposals in the proxy card differs from the wording in the Proxy Statement.  Please correct the sub-proposals in the proxy card so that they are presented in the same order and use the same wording as in the Proxy Statement.

Response 6.                               The Fund has corrected the sub-proposals in the proxy card so that they are presented in the same order and use the same wording as in definitive proxy statement.

*              *              *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 949-442-6051.  Thank you.

Sincerely,

/s/ Kevin F. Cahill
Kevin F. Cahill